The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Pricing Supplement dated March 18, 2011

Preliminary Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated August 31, 2010, and	Registration No. 333-169119
the Prospectus Supplement dated August 31, 2010 and the Index Supplement dated March 16, 2011)

BARCLAYS BANK PLC

Barclays Reverse Convertible NotesSM	All Asset Classes and Structures Under One RoofSM

Terms used in this preliminary pricing supplement are described or defined in the prospectus supplement or index supplement. The reverse convertible notes (the “Notes”) offered will have the terms described in the prospectus supplement, the index supplement and the prospectus, as supplemented by this preliminary pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC

•	Issue date: March 25, 2011

•	Initial valuation date: March 18, 2011

•	Final valuation date: March 18, 2013

•	Maturity date: March 25, 2013

•	Initial level: Closing level of the reference asset on the initial valuation date.

•	Final level: Closing level of the reference asset on the final valuation date.

•	Barrier: [ ], equal to the barrier percentage (as set forth in the table below) multiplied by the initial level, rounded to the nearest hundredth.

•	Interest payment dates: Quarterly in arrears on the 25th of March, June, September and December, commencing on
June 25, 2011 and ending on the Maturity Date. The interest amount payable on each interest payment date will be calculated on a 30/360 basis.

•	Public Offering Price: 100%**

•	Tax allocation of coupon rate:

Deposit income*: TBD

Put premium: The coupon rate minus the deposit income.

Reference Asset	Initial Level	Page Number	Ticker Symbol	Principal Amount	Coupon Rate*	Barrier Percentage	Percentage Proceeds to Issuer	Aggregate Proceeds to Issuer	Percentage Discount or Commission**	Aggregate Discount or Commission**	Note Issuance#	CUSIP/ISIN
S&P 500 Index	TBD	PPS-6	SPX	TBD	4.77%	50.00%	99.40%	TBD	0.60%	TBD	E-6480	06738KFH9/ US06738KFH95

*	Annual Rate
**	Barclays Capital Inc. will receive commissions from the Issuer equal to 0.60% of the principal amount of the Notes, or $6 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

See “Risk Factors” in this preliminary pricing supplement and beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

GENERAL TERMS FOR THE NOTES OFFERING

This preliminary pricing supplement relates to a Note offering, linked to the reference asset. The purchaser of a Note will acquire a security linked to the reference asset identified on the cover page. Although the Note offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus, the prospectus supplement and the index supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus, the prospectus supplement and the index supplement may be accessed on the SEC website at www.sec.gov as follows:

Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Index Supplement dated March  16, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511068935/d424b3.htm

RISK FACTORS

We urge you to read the section “Risk Factors” in the prospectus supplement and the index supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the applicable pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the level of the reference asset.

No Secondary Market—Upon issuance, the Notes will not have an established trading market.

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of common stocks comprising the reference asset would have.

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this preliminary pricing supplement, including but not limited to the final valuation date, the initial level, the final level, the barrier percentage, the barrier and any combination thereof as described in the following sections of the accompanying prospectus supplement.

PPS-2

•

For a description of what constitutes a market disruption event and the consequences thereof, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” ; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Principal Payment at Maturity

A $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final level of the reference asset is lower than the initial level of the reference asset; and (b) the closing level of the reference asset on any day between the initial valuation date and the final valuation date, inclusive, is below the barrier.

If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the full principal amount of your Notes, a cash amount equal to the principal amount of your notes reduced by the percentage decrease in the level of the reference asset from the initial level to the final level.

You may lose some or all of your principal if you invest in the Notes.

Interest

The Notes will bear interest, if any, from the issue date specified in the applicable pricing supplement at the coupon rate specified on the front cover of this preliminary pricing supplement. The interest paid, if any, will include interest accrued from the issue date or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or maturity date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close. See generally “Interest Mechanics” in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as (1) a put option written by you (the “Put Option”) that permits us to require you to pay to us at maturity the difference between the Deposit (as defined below) (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time, and (2) a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is longer than one year, we intend to treat the Deposits as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the accompanying prospectus supplement.

PPS-3

On the cover page we have determined the yield on the Deposit and the Put Premium with respect to each Note, which are treated as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ.

On December 7, 2007, the IRS released a notice that may affect the taxation of holders of certain notes (which may include the Notes). According to the notice, the IRS and the Treasury Department are actively considering whether a holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.

It is possible, however, that under such guidance, holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code (which are discussed further in the prospectus supplement) might be applied to such instruments. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the notice and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to reporting obligations applicable to certain foreign financial assets with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this preliminary pricing supplement.

Description of Hypothetical Examples

The Table of Hypothetical Values at Maturity below, based on the assumptions outlined for the reference asset, demonstrates (i) the return that you would have earned from an investment in the Notes compared to (ii) the performance of the reference asset based on certain percentage changes between the initial level and final level of the reference asset (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

On the final valuation date, the final level of the reference asset is determined.

If the final level of the reference asset is at or above its initial level, you will receive a payment at maturity of $1,000, regardless of whether the barrier was ever reached or breached during the term of the Notes.

If the final level of the reference asset is below its initial level but the closing level of the reference asset never fell below the barrier during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final level of the reference asset is below its initial level and the closing level of the reference asset fell below the barrier on any day during the term of the Notes, you will receive the cash amount equal to the principal amount of your notes reduced by the percentage decrease in the level of the reference asset from the initial level to the final level.

In any case, you would also have received the applicable interest payments during the term of the Notes. If there is no change in the level of the reference asset from the initial level to the final level, the total return on the Notes would be greater than the performance of the reference asset, measured as a percentage change in the level of the reference asset from the initial level to the final level.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-4

Delivery of the Notes issued hereunder will be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, the Notes will have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-5

S&P 500® Index

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

Historical Performance of the Reference Asset

The following table sets forth the high and low intraday levels, as well as end-of-quarter closing levels, during the periods indicated below. We obtained the closing levels information set forth below from Bloomberg, L.P., without independent verification. The historical performance of the reference asset should not be taken as an indication of the future performance of the share during the term of the Notes.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 29, 2006	1,340.28	1,224.54	1,335.85
December 29, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 28, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,166.36
December 31, 2008	1,167.03	741.02	903.25
March 31, 2009	943.85	666.79	797.87
June 30, 2009	956.23	783.32	919.32
September 30, 2009	1,080.15	869.32	1,057.08
December 31, 2009	1,130.38	1,019.95	1,115.10
March 31, 2010	1,180.69	1,044.50	1,169.43
June 30, 2010	1,219.80	1,028.33	1,030.71
September 30, 2010	1,157.16	1,010.91	1,141.20
December 31, 2010	1,262.60	1,131.87	1,257.64
March 17, 2011*	1,344.07	1,249.05	1,273.72

*	High, low and closing levels are for the period starting January 3, 2011 and ending March 17, 2011.

Hypothetical Examples

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Reference asset: SPX

Initial level: 1273.72

Barrier Percentage: 50.00%

Barrier: 636.86

Coupon: 4.77% per annum

Maturity: March 25, 2013

Coupon amount quarterly: $11.93

PPS-6

Table of Hypothetical Values at Maturity

	2-Year Term
Final Level (% Change from the Initial Level)	Investment in the Notes		Performance of the Reference Asset
+ 100%	9.54%		100.00%
+ 90%	9.54%		90.00%
+ 80%	9.54%		80.00%
+ 70%	9.54%		70.00%
+ 60%	9.54%		60.00%
+ 50%	9.54%		50.00%
+ 40%	9.54%		40.00%
+ 30%	9.54%		30.00%
+ 20%	9.54%		20.00%
+ 10%	9.54%		10.00%
+ 5%	9.54%		5.00%

0%	9.54%		0.00%

	Barrier Ever Breached?
	NO	YES
- 5%	9.54%	4.54%	-5.00%
- 10%	9.54%	-0.46%	-10.00%
- 20%	9.54%	-10.46%	-20.00%
- 30%	9.54%	-20.46%	-30.00%
- 40%	9.54%	-30.46%	-40.00%
- 50%	9.54%	-40.46%	-50.00%
- 60%	N/A	-50.46%	-60.00%
- 70%	N/A	-60.46%	-70.00%
- 80%	N/A	-70.46%	-80.00%
- 90%	N/A	-80.46%	-90.00%
- 100%	N/A	-90.46%	-100.00%

PPS-7